Exhibit 99.1

Silvercorp Provides Update on OreCorp Transaction Progress

Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

•	OreCorp's Scheme Booklet, including a fair and reasonable conclusion from the Independent Expert's Report, sent to OreCorp shareholders last week
•	Scheme Meeting of OreCorp shareholders to take place at 10:00 am (AWST) on December 8, 2023
•	Approval from the Tanzanian Fair Competition Commission for the proposed acquisition has been issued to Silvercorp
•	Silvercorp generated $28.8 million in operating cash flow during Q2 Fiscal 2024 and held $189.1 million in cash, cash equivalents and short-term investments, plus a further equity investment portfolio with a total market value of $124.0 million as at September 30, 2023, after it invested $18.5 million into the equity of OreCorp to finance its Resettlement Action Plan ("RAP") for the Nyanzaga Gold Project

VANCOUVER, BC, Nov. 16, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to provide an update on the proposed transaction (the "Transaction") with OreCorp Limited (ASX: ORR) ("OreCorp") as first announced on August 6, 2023.

Transaction Progress

•	The extensive documentation necessary to seek OreCorp shareholder approval of the Australian scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Cth) (the "Scheme") has been sent to OreCorp shareholders
•	On November 2, 2023 the Federal Court of Australia approved: the convening of the OreCorp shareholders meeting to consider and vote on the Scheme (the "Scheme Meeting"), currently scheduled to take place at 10am (AWST), December 8, 2023, and the delivery on November 8, 2023 of the explanatory statement and notice of Scheme meeting (together, the "Scheme Booklet") to OreCorp shareholders for their consideration
•	The Scheme Booklet sets out the key terms of the Transaction, the reasons for OreCorp's directors' recommendation, and includes an Independent Expert's Report that concluded the Scheme, in the absence of a superior proposal, is fair and reasonable and in the best interests of OreCorp shareholders
•	In late October, representatives of both companies attended the Tanzanian Mining & Investment Forum and held constructive meetings with several representatives of the Tanzanian government who continue to express enthusiasm and support for the Transaction and development of the Nyanzaga mine

Tanzanian FCC Approval

After the Silvercorp team held meetings with the Government of Tanzanian, on November 6, 2023, Silvercorp received a Merger Clearance Certificate (dated November 3, 2023) from the Tanzanian Fair Competition Commission (the "FCC") approving the Transaction without conditions. The FCC approval represents the sole Tanzanian regulatory requirement needed to complete the Transaction.

Silvercorp Chairman and CEO, Dr. Rui Feng commented: "We would like to express our gratitude to the FCC for their support throughout the approval process. We also thank everyone involved for their collective efforts over the past few months, resulting in successfully achieving numerous milestones for the transaction - paving the way for the creation of a new globally diversified precious metals producer. We eagerly anticipate continuing Nyanzaga's project execution in close partnership with the Government of Tanzania to ensure a successful development that benefits all stakeholders."

Silvercorp has the financial strength to close the Transaction and advance the development of the Nyanzaga Gold Project

Silvercorp reported strong Q2 Fiscal 2024 financial results on November 9, 2023. During the quarter, cash flow from operating activities totaled $28.8 million, and with $189.1 million in cash, cash equivalents, and short-term investments at the end of Q2, Silvercorp has the financial strength to close the Transaction and advance the development of the Nyanzaga Gold Project.

Silvercorp's equity investment portfolio, valued at $124.0 million as of September 30, 2023, includes a $18.5 million private placement in OreCorp, completed in August 2023. Proceeds from this investment have been applied towards resettlement activities outlined in the RAP. This important step will assist in facilitating the prompt development of the Nyanzaga Gold Project. As of OreCorp's report for the quarter ended September 30, 2023, issued October 19th, compensation payments in relation to the implementation of the RAP are well advanced, with approximately 84% of the agreements fully executed and approximately US$6 million paid to date. The tender process for constructing resettlement housing is well underway.

Transaction Details Recap

Silvercorp intends to acquire all fully-paid ordinary shares of OreCorp not held by Silvercorp (the "OreCorp Shares") by way of the Scheme, with each holder of OreCorp Shares (other than ineligible shareholders and Silvercorp) receiving, for each OreCorp Share held on the record date for the Scheme, A$0.15 in cash and 0.0967 of a Silvercorp common share, or at the OreCorp shareholder's election, 0.0967 of a new Silvercorp CDI (subject to ASX admitting Silvercorp to the official list of ASX and approving Silvercorp CDIs for official quotation). The Transaction is subject to the satisfaction and/or waiver of various remaining conditions, including OreCorp shareholders approving the Scheme at the Scheme Meeting, final approval of the Federal Court of Australia, and acceptance from the TSX and NYSE American, including in respect of the issuance and listing of new Silvercorp common shares issuable pursuant to the Scheme.

The OreCorp Board has unanimously approved the Transaction and has recommended that all OreCorp shareholders vote in favour of the Scheme at the Scheme Meeting, in the absence of a superior proposal and subject to the independent expert appointed by OreCorp (the "Independent Expert") continuing to conclude that the Scheme is in the best interests of OreCorp shareholders.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

This news release should be read in conjunction with the Company's Management Discussion & Analysis ("MD&A"), the unaudited condensed interim consolidated financial statements and related notes contains therein for the three and six months ended September 30, 2023, which have been posted on SEDAR+ under the Company's profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and are also available on the Company's website at www.silvercorp.ca under the Investor section. This news release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash costs and all-in sustaining costs per ounce of silver, net of by-product credits, production costs and all-in sustaining production costs per tonne of ore processed, silver equivalent, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description.  The detailed description and reconciliation of these alternative performance (non-IFRS) measures have been incorporated by reference and can be found on page 31, section 11 - Alternative Performance (Non-IFRS) Measures in the MD&A for the three and six months ended September 30, 2023 filled on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference here in.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; and advance the development of the Nyanzaga Gold Project; the scheduling of the Scheme Meeting of OreCorp shareholders; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; government relations; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, the progress of the tender process for constructing resettlement housing; use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 07:30e 16-NOV-23